Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 2006, 2005 and 2004, which have been prepared in accordance with Canadian generally accepted accounting principles. Some of the statements contained in this Management’s Discussion and Analysis of Financial Condition and Operating Results constitute forward-looking statements. These statements relate to future events or to PreMD’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause PreMD’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Unless otherwise noted, all dollar amounts referenced herein are in Canadian dollars.

VISION

PreMD Inc. (“PreMD” or the “Company”) is a predictive medicine company dedicated to improving health outcomes with tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.

CORPORATE OVERVIEW

PreMD’s products are designed to identify those patients at risk for disease. With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps, prevented altogether. PreMD is developing easy-to-use, accurate and cost-effective tests designed for use at the point of care, in the doctor’s office, at the pharmacy, for insurance testing and, eventually, right at home.

Our product development pipeline includes:
Coronary Artery Disease Risk Assessment:

• PREVU* Point of Care (“POC”) Skin Cholesterol Test (cleared for sale in the U.S. and Canada and CE-Marked in Europe)
• PREVU* LT Skin Cholesterol Test, a lab-processed format (cleared for sale in Canada and CE-Marked in Europe)
• PREVU* PT Skin Cholesterol Test, a consumer-oriented format (in development)

Cancer Screening Tests:

• ColorectAlert™
• LungAlert™
• Breast cancer test

GROWTH STRATEGY

Our objective is to be a leader in the field of predictive medicine. To achieve this goal, we are pursuing the following strategies:

Identify and Target Significant Markets with Unmet Needs
We concentrate our efforts on medical conditions where there is a well-defined need and demand for screening tests to detect serious or life-threatening diseases, which we believe we can successfully develop and bring to market. We believe that early detection, intervention and ongoing monitoring can significantly improve patient outcomes.

Ensure a Multiple Product Pipeline
We pursue sustained development by maintaining a portfolio of products at different stages, which helps to mitigate risk while enhancing opportunities to generate value for stakeholders.

We continuously assess and study other possible applications of our technologies. In addition, we continue to seek out and evaluate new, proprietary technologies that have undergone initial proof-of-principle studies and that offer clear cost/benefit trade-offs compared to products currently available on the market. The acquisition of new technologies is a key component of our long-term growth strategy.

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Maintain a Strong Clinical Program
We maintain an active clinical program, and are currently involved in several studies. Our objectives are to advance product development and to build a critical mass of data to support new regulatory claims and indications for use. Our clinical program, along with the publications and presentations it generates, enhances the scientific validation and credibility of PreMD’s products. In turn, this validation improves strategic partnering opportunities and helps to expand the potential commercial market for our tests.

Pursue Strategic Relationships
We build collaborative relationships with leading companies, organizations and institutions to conduct clinical trials and to assist with the development of our products. Some of PreMD’s previous and current relationships include McNeil Consumer Healthcare; The Cleveland Clinic Foundation; U.S. National Cancer Institute; AtheroGenics, Inc.; X-Rite, Incorporated; University of Texas M.D. Anderson Cancer Center; Montreal Heart Institute; and, National Heart, Lung and Blood Institute.

PreMD also seeks, at the appropriate time, to license its products to major diagnostic, pharmaceutical or consumer goods companies for any or all of the related marketing, sales, manufacturing and distribution. This strategy allows us to minimize the expenses and risks of large-scale commercialization. In addition, through these relationships, we gain the expertise of others, which enhances our ability to pursue multiple product opportunities.

Establish and Maintain Strong Intellectual Property Portfolio
Patents and other proprietary rights are essential to our business. We file patent applications to protect technology, inventions and improvements to technology or inventions that we consider important. Such applications may cover composition of matter, the production of active ingredients or their novel applications. PreMD has acquired, by license or assignment, rights to patents and applications filed in Canada, the U.S. and internationally. We also rely upon trade secrets, non-patented proprietary know-how and continuing technological innovation to develop and maintain our competitive position.

STRATEGIC RELATIONSHIP: MCNEIL CONSUMER HEALTHCARE

On May 10, 2002, as amended on December 20, 2002 and December 9, 2005, PreMD entered into an agreement with McNeil Consumer Healthcare (“McNeil”), a Johnson & Johnson company, to market and distribute PREVU*, PreMD’s test for coronary artery disease, in Canada, and for the insurance laboratory field in the United States and Mexico. The amended agreement provided McNeil with exclusive rights, in these fields and territories, to the skin cholesterol test system and the future version for consumer use. The term of the agreement was 15 years and required McNeil to purchase PREVU* and to pay ongoing royalties to PreMD on sales, in addition to a series of financial milestone payments of up to $3.3 million which were based on McNeil’s achievement of specified annual sales levels of the licensed products.

On May 28, 2004, as amended on December 9, 2005, PreMD completed an exclusive worldwide licensing agreement with McNeil to sell PreMD’s skin cholesterol tests under the brand name PREVU* Skin Cholesterol Test, expanding on the previous agreement.

On December 28, 2006, the agreements with McNeil were terminated and all sales and marketing rights reverted back to PreMD. The balance of the deferred revenue, which had been received as an up-front payment, of $2,297,400 was recorded as license revenue. In addition, PreMD received additional license revenue of $221,000 related to annual minimum sales levels and purchased other assets from McNeil for $221,000, including the PREVU* trademark for $150,000.

PreMD is currently pursuing several options to market the PREVU* skin cholesterol test, including direct sales in certain markets, marketing licenses to multinational healthcare companies and distribution agreements in specific marketing territories.

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RESEARCH AGREEMENT: COLORECTALERT™

Subsequent to the year end, on January 5, 2007, the Company settled litigation relating to the ColorectAlert™ license agreements. Under the terms of the settlement with Dr. Shamsuddin and Med-11 AG (“Med-11”), the Company agreed to pay $175,000 to Med-11 and amended the license agreements to replace Dr. Shamsuddin with Med-11 as the licensor. This amount was expensed in 2006 as general and administration expense. The amendment also reduced the royalty payable by the Company from 10% to 7.5% on its revenues from products utilizing the patents and eliminated all future milestone payments that the Company may have been required to pay under the initial agreements.

CONVERTIBLE DEBENTURE FINANCING

On August 30, 2005, PreMD completed a private placement financing of convertible debentures, maturing on August 30, 2009, for gross proceeds of $9,828,000 (US$8,210,000) less issue fees and expenses of $913,000 (resulting in net proceeds of $8,915,000). The unsecured debentures bear interest at an annual rate of 7% (effective rate of 12.75% on the liability component) payable quarterly in cash or common shares at the Company’s option. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the common shares at the time of the applicable interest date. The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment). If all the debentures were converted to common shares, it would result in the issuance of an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share (subject to adjustment). At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder. On August 25, 2006, $475,441 (US$430,000) of the debentures were converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,304 of the liability, $140,137 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to share capital.

Under Canadian GAAP, the convertible debentures are bifurcated into separate liability, equity and warrant components, net of pro rata issue fees and expenses, as described in note 5 to the consolidated financial statements.

Under U.S. GAAP, the conversion feature of the convertible debentures is recorded on the balance sheet as a derivative liability with subsequent changes in value recorded through earnings, as described in note 10 to the consolidated financial statements.

MARKET POTENTIAL

Overview: Market for Disease Detection
Predictive medicine is an important growth market, driven by four key factors:

The Aging Population
As the population ages, so do the incidences of both cardiovascular disease and cancer, among other diseases. According to the United States Census Bureau data published in 2000, the U.S. population aged 65 and older is projected to double by 2030. By 2030, individuals aged 65 and older will account for 20% of the U.S. population. Around the world, the aging population has contributed to dramatic growth in health care spending.

Escalating Health Care Costs
In most countries around the world, total health care spending is at an unsustainable level. In many nations, including the United States, health spending is growing at a rate that exceeds economic growth. In 2004 in the U.S., health care spending accounted for approximately 15.3% of the gross domestic product. Faced with escalating expenditures, governments, insurers and consumers are evaluating and implementing cost containment strategies. We believe that technologies that are patient-friendly, easy to use and cost effective while maintaining quality of care represent a significant market opportunity.

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Management’s Discussion and Analysis of Financial Condition and Operating Results

Innovative Technologies Enable Improved Risk Assessment
Technological advances have created more effective, easy-to-use devices, enabling risk assessment to be moved closer to the patient. This has resulted in the earlier and more cost-effective identification of disease and the initiation of therapy or prevention at an earlier stage. The use of screening and monitoring diagnostics for early intervention, improved treatment and ongoing monitoring has emerged as an important component of managed health care.

Trend Towards Health Self-Management
The trend towards greater use of point-of-care testing and self-diagnosis began in the early 1980s and is expected to continue. Increasingly, people are focused on personal wellness and the vital role of the individual in health maintenance. Similarly, the aging population is demanding better preventative care that is patient friendly.

Theta Reports projected strong growth in the worldwide market of total point-of-care tests performed in a professional setting (in a physician’s office, at a pharmacy, etc.) from 2000 to 2005. Similarly, between 2002 and 2007 the global over-the-counter (“OTC”) market for home diagnostic testing is expected to increase by 49%, at a compound annual growth rate of 8.3%.

Coronary Artery Disease (“CAD”) Risk Assessment: The Role of Skin Cholesterol
Overview
According to the most recent data available from the World Health Organization, cardiovascular diseases, particularly heart attack and stroke, claim the lives of 17 million worldwide annually. Coronary artery disease, or heart disease, accounts for 7.2 million of these deaths. According to the American Heart Association, in the U.S., every 26 seconds an American will suffer a coronary event, and about every minute someone will die from one.

Cholesterol is a soft, waxy substance that is produced by the body, and is obtained from eating certain foods, such as meat, eggs, and other animal products. Cholesterol is transported in the blood by plasma lipoproteins. The deposit of cholesterol onto damaged blood vessel walls results in the development of a lesion that eventually reduces both the flexibility of the afflicted blood vessel as well as intravascular space. This atherosclerotic plaque results in increased risk not only for coronary artery disease but also for angina pectoris and sudden cardiac death, stroke, and peripheral vascular disease.

Traditional Risk Factors
High blood cholesterol is considered to be a major risk factor for coronary artery disease. In the U.S., the National Cholesterol Education Program, a nationwide effort to reduce the prevalence of high blood cholesterol launched by the U.S. National Institutes of Health in 1985, has spurred significant growth in the market for cholesterol and other risk assessment tests. Clinical laboratories in the U.S. are estimated to perform approximately 250 million cholesterol tests per year and another 290 million clinical laboratory tests are performed in the rest of the world.

However, blood cholesterol tests may be highly variable in results over a series of days, relatively expensive to perform and require a fasting blood sample from the patient. Additionally, several studies suggest that about half of all heart attack patients actually have blood cholesterol levels within what is considered a normal, healthy range.

While blood cholesterol remains an important risk factor for heart disease, it is widely accepted that several risk factors for CAD must be considered together to provide an accurate picture of absolute risk of disease.

Absolute cardiovascular disease risk is determined by a combination of all cardiovascular risk factors present, and accurate assessment of risk level is the key to effective treatment and risk management. Other traditional risk factors include increasing age, heredity, tobacco smoking, high blood pressure, physical inactivity, diet, obesity and diabetes mellitus. A number of other emerging factors that have demonstrated a link to heart disease include C-reactive protein (“CRP”), homocysteine, carotid intima-media thickness (“CIMT”), electron-beam tomography for coronary calcium, ankle/ brachial blood pressure index (“ABI”), and soluble intercellular adhesion molecule (“ICAM-1”), among others. Many of these factors are costly to measure or assess, and they are resource intensive and inappropriate for a primary care setting, as they require invasive procedures.

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Skin Cholesterol: A New Risk Factor for Coronary Artery Disease
We have developed PREVU* POC and PREVU* LT Skin Cholesterol tests, patient-friendly and cost-effective tools that assess patients at high risk of coronary artery disease.

PREVU* non-invasively measures the amount of cholesterol in the skin tissues. As a new risk factor for heart disease, skin cholesterol provides valuable additional information to traditional CAD risk assessment. Skin contains over 11% of the body’s cholesterol and ages in parallel with vascular connective tissue. As blood vessel walls accumulate cholesterol, the skin tissues also accumulate cholesterol. Clinical studies suggest that skin cholesterol tests can discriminate among healthy individuals, those at risk of developing atherosclerosis and those with overt disease. Emerging evidence supports the use of non-invasive tests, such as skin cholesterol, to detect subclinical, or hidden, disease. Identifying patients with high subclinical cardiovascular disease is the key to preventing a first cardiac event and reducing the overall burden of heart disease.

Competitive Landscape
We are not aware of any other test currently marketed or in development that non-invasively measures skin cholesterol. We are aware that research has been undertaken using other testing approaches that employ body fluids, such as saliva and tears. The stage of development of such approaches is unknown. We have 60 issued patents and patents pending internationally related to the skin cholesterol technology and 11 patents and patents pending related to our color-reading technology, which is used across PreMD’s product lines.

Cancer: Screening Tests for Early-Stage Disease
Overview
The American Cancer Society defines cancer as a group of diseases characterized by uncontrolled growth and spread of abnormal cells. If the spread is not controlled, it can result in death. Cancer is the second leading cause of death in the U.S., exceeded only by heart disease.

Cancer is caused by both external factors, such as tobacco, chemicals and diet, and internal factors, such as inherited mutations and mutations that occur from metabolism. Although anyone can be diagnosed with cancer, the risk of developing cancer increases as an individual ages, with most cases affecting adults beginning in middle age. About 76% of cancers are diagnosed in persons aged 55 and older.

Preventing cancer and improving health outcomes depend in part on lifestyle changes and more effective treatment options. Preventing cancer is also contingent on early detection and better screening tests to identify disease at the very earliest stage possible. Many of the clinical tests currently in use are not sufficiently sensitive or specific to detect all cancers at a curable stage or to evaluate risk accurately enough to guide effective interventions. Currently, just 39% of colorectal cancers are found at an early, localized stage. Only 16% of lung cancers are detected at a localized stage. Most breast cancers have been present for six to 10 years by the time they are detected by mammography.

PreMD’s Novel Cancer Tests: Detecting Early-Stage Disease
The use of early detection and risk assessment biomarkers will enable the detection of cancer at its earliest stages and identify those people at risk for cancer before they develop the disease. Accordingly, intervention efforts can be focused on prevention rather than treatment.

PreMD’s tests offer significant advantages to currently available alternatives for their sensitivity, ease of use, convenience, patient compliance and cost.

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Management’s Discussion and Analysis of Financial Condition and Operating Results

Our patented cancer technology detects a carbohydrate marker, or sugar, associated with cancerous and pre-cancerous conditions. This sugar is detected by a chemical reaction performed on a specimen, or in a liquid phase reaction, placed on a test membrane by a physician following a routine exam and does not require a blood sample, dietary restrictions or any patient preparation. To date, we have developed three painless and low-cost tests based on this technology for early-stage colorectal cancer, using a sample of rectal mucus; for lung cancer, using a sample of sputum coughed up from the lungs; and to detect breast cancer, using nipple aspirate fluid.

Our tests have performed well in clinical studies to date:

• ColorectAlert™ is the only low-cost test that we are aware of reporting greater than 50% sensitivity for early-stage disease;
• LungAlert™ has been shown to identify more than half of all early-stage lung cancers; and
• In initial studies, the breast cancer test has been shown to identify early-stage disease.

There is an urgent need for affordable, easy-to-use initial screening tests for early-stage colorectal, lung and breast cancers. Such tests could be used to identify those high-risk patients who would benefit from sophisticated, more expensive diagnostic tests such as colonoscopy, computed tomography (“CT”) and mammography.

Competitive Landscape
We are aware of other diagnostic tests under development for the detection of colorectal, lung and breast cancers and are currently monitoring their progress. For colorectal cancer, some of the firms involved in the development or marketing of products include Enterix Inc., EXACT Sciences Corporation and E-Z-EM Inc.

To our knowledge, no tumor markers for lung cancer have been approved by the U.S. Food and Drug Administration (“FDA”), although several are believed to be in development. Several tests for lung cancer exist, but due to their limited ability to detect cancer and their high cost, we believe that they are not suitable for cancer screening. Other companies developing diagnostic tests for lung cancer are Biomoda Inc., Xillix Technologies Corp. and Perceptronix Medical Inc.

In the breast cancer field, other companies are developing relatively expensive proteomic-based and genomic-based screening tests for cancer using nipple aspirate fluid, including Power3 Medical, Cytyc Corporation and NeoMatrix LLC.

We have 22 patents and patents pending internationally related to our cancer technologies, and nine patents and patents pending related to our color-reading technology, which is used across PreMD’s product lines.

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GOALS AND ACHIEVEMENTS

	2006 goals	2006 outcomes	2007 goals
PREVU* Skin Cholesterol Test	• Complete insurance study and marketing launch for PREVU* LT	• Insurance study completed and submitted to U.S. FDA	• Obtain FDA clearance
	• Complete PASA(1) study	• Testing completed; data being analyzed	• Submit data for publication
	• Achieve expanded regulatory claims for PREVU* POC in U.S.	• PASA trial complete; data being analyzed	• Submit FDA application based on PASA data
	• Achieve regulatory clearance for PREVU* LT in U.S., Canada and E.U.	• Cleared in Canada and E.U.; submitted to U.S. FDA	• Launch PREVU*LT in the life insurance market
	• Complete development and internal validation of home test	• Delayed due to change in priorities	• Complete development and initiate clinical testing
	• Publish and present data in scientific publications and forums	• Completed	• Submit PREPARE and PASA data for publication
	• Pursue legal action against law firm responsible for managing PreMD’s patent portfolio at the time when the maintenance fees for the two patents in question should have been paid	• Claim filed - awaiting outcome	• Resolve claim against law firm
ColorectAlertTM	• Advance EDRN(2) study • Develop an additional clinical trial • Initiate partnering discussions	• Delayed startup, but progressing well • Subject to outcome of EDRN interim data • Discussions delayed pending interim data	• Analyze interim data • Expand clinical trials • If data positive, discuss partnering opportunities
LungAlertTM	• Expand role in I-ELCAP(3) at Princess Margaret Hospital in Toronto • Add an additional I-ELCAP site • Initiate partnering discussions • Submit data for publication and/or presentation	• Scope expanded to 2,500 patients • Subject to outcome of I-ELCAP data analysis • Discussions delayed pending interim data • Manuscript delayed pending interim data	• Complete I-ELCAP study • Complete analysis of data • If data positive, discuss partnering opportunities
Breast Cancer Test	• Complete pivotal study • Initiate partnering discussions • Submit data for publication and/or presentation	• Enrolment slower than expected • Discussions delayed pending interim data • Manuscript delayed pending interim data	• Complete pivotal study and analyze data • If data positive, discuss partnering opportunities

(1) Predictor of Advanced Subclinical Atherosclerosis
(2) Early Detection Research Network
(3) International Early Lung Cancer Action Program

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Management’s Discussion and Analysis of Financial Condition and Operating Results

CLINICAL PROGRAM

PreMD maintains an active clinical program. Please refer to our Annual Information Form for the fiscal year ended December 31, 2006, available at www.sedar.com, for a summary of the development and clinical evaluations of our skin cholesterol and cancer technologies to date.

CRITICAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

PreMD prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), consistently applied within the framework of the significant accounting policies summarized below. The significant differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) are described in note 10 to the consolidated financial statements as at and for the year ended December 31, 2006. Our critical accounting policies include foreign currency translation, use of estimates, cash and cash equivalents, short-term investments, financial instruments, inventory, deferred financing fees, indemnifications, revenue recognition, recording of research and development expenses, useful lives of capital assets and of intangible assets, recovery of tax credits, the valuation of stock-based compensation, income taxes and loss per share.

New Pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) released five new standards related to financial instruments and hedging. The Company is currently evaluating the impact on its consolidated financial statements of adopting these sections on January 1, 2007. These standards are effective for years beginning on or after October 1, 2006 and include the following sections:

[a]
Section 3855 of the CICA Handbook, “Financial Instruments - Recognition and Measurement” describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:

•	All financial assets be measured at fair value, with some exceptions, such as loans and receivables and investments that are classified as held-to-maturity;
•	All financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value; and
• All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship;

[b]
Section 3865 of the CICA Handbook, “Hedges”, describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

• Changes in the fair value of a hedged item and a hedging item;
• Changes resulting from a risk exposure relating to a hedged item and hedging item.

Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the income statement in the same period;

[c]
Section 1530 of the CICA Handbook, “Comprehensive Income”, describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. Adopting this section will require the Company to start reporting the following items in the consolidated financial statements: comprehensive income and its components; and, accumulated other comprehensive income and its components;

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[d]
Section 3250 of the CICA Handbook, “Surplus”, was changed and reissued as Section 3251, “Equity”. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, “Comprehensive Income”;

[e]
Section 3861 of the CICA Handbook, “Financial Instruments - Disclosure and Presentation”, establishes standards for presentation of financial instruments as non-financial derivatives and identifies disclosure requirements. Adopting this section would impact the classification of a financial instrument, or its component parts, as a liability or as an equity instrument in accordance with the substance of the contractual arrangement on initial recognition.

Basis of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, PreMD International Inc., Berne, incorporated under the laws of Switzerland, and 6211178 Canada Inc., incorporated under the laws of Canada. All significant intercompany transactions and balances have been eliminated upon consolidation.

Foreign Currency Translation
The Company’s functional currency is the Canadian dollar. Foreign operations are considered integrated and are translated into Canadian dollars using the temporal method. Monetary items are translated using the exchange rate in effect at the year end and non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the average rate for the year, except for amortization of capital assets, which is translated at the same exchange rates as the assets to which they relate. Exchange gains or losses are included in the determination of net loss for the year.

Use of Estimates
The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ materially from those estimates. Significant estimates made by management include stock option valuation assumptions, achievement of milestones for stock options, valuation of acquired technologies, useful lives of long-lived assets, and accruals for clinical trials in process based on percentage completion.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash on hand and highly liquid investments that are readily convertible into cash with maturities of less than 90 days when purchased. There were no cash equivalents at December 31, 2006, but at December 31, 2005 they were comprised of funds with an average interest rate of 2.9%.

Short-Term Investments
Short-term investments are carried at the lower of cost and market. Market value approximates cost. Short-term investments at December 31, 2006 were comprised of money market funds and fixed income securities with interest rates of approximately 4.5% (2005 - 3.6%). Short-term investments are comprised of highly liquid investments with maturity periods greater than 90 days but less than one year when purchased.

Financial Instruments
The carrying values of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities are considered to approximate their respective fair values due to their short-term nature.

The fair values of the equity and warrant components of the convertible debentures are determined using the Black-Scholes option pricing model and are reported as “equity component of convertible debentures” and “warrants”, respectively, net of allocated financing costs. The carrying value of the convertible debentures is recorded as a liability and is being accreted to its maturity value through charges to income for the imputed interest, as described in note 5 to the consolidated financial statements.

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Management’s Discussion and Analysis of Financial Condition and Operating Results

Inventory
Inventory of raw materials is valued at the lower of cost and replacement cost. Inventories of finished goods are valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.

Deferred Financing Fees
Financing costs relating to the issue of convertible debentures are pro-rated between the liability and the equity and warrant components of the debentures. The expenses related to the liability component are deferred and are amortized on a straight-line basis over the term of the debentures. Should the debentures be converted prior to maturity, the unamortized balance of financing costs will be transferred to capital stock. The “equity component of convertible debentures” and “warrants” are recorded net of the respective allocated financing costs.

Capital Assets
Capital assets are recorded at acquisition cost less accumulated amortization.

Purchases of molds required for the manufacture of product are capitalized and amortized over the useful life of the asset on the basis of units produced. The amortization expense for molds is recorded as a cost of product sales.

We provide for amortization on the declining balance basis, unless otherwise indicated, at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:
Manufacturing equipment	useful life on basis of units produced
Computer equipment	30%
Furniture and equipment	20%
Research instrumentation	30%
Laboratory equipment	20%
Leasehold improvements	straight-line over the term of the lease

Intangible Assets
Patents, patent rights and trademarks acquired by the Company are recorded at acquisition cost and are amortized on a declining balance basis at 20% per year. Management evaluates the carrying value of intangible assets for potential impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds the sum of the undiscounted cash flows expected to result from its use.

Indemnifications
Many of the Company’s agreements, specifically those related to financing, clinical trials, research and development and supply arrangements, include indemnification provisions where the Company agrees to indemnify and hold harmless the counterparty against possible claims by third parties. Potential payments under these provisions relate to personal injury resulting from clinical trials and from breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, consents to transfer, employment matters, litigation and other potential material liabilities. None of the indemnification provisions absorb the credit risk of the counterparties’ assets or liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. The Company also maintains product liability insurance to cover claims related to its clinical trials and sales of products. At December 31, 2006, management believes there is only a remote possibility that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

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Revenue Recognition
PreMD earned 100% of its revenue from one customer under the terms of two contracts, as described in note 8(a) to the consolidated financial statements. These contracts outlined the terms for all products and services provided to the customer, and were considered multiple revenue arrangements. Under the terms of Emerging Issues Committee No. 142, “Revenue Arrangements with Multiple Deliverables”, products and services under these contracts are separated into units of accounting for revenue recognition purposes.

License Revenue: Non-refundable, up-front payments received from licensees are deferred and recognized in income on a straight-line basis over the respective terms of the agreements. Milestone payments received from licensees are recorded as income in the period when the respective measurable milestones are achieved and collectability is assured. Royalty revenues are based on sales by licensees and are recorded as income in the period earned and reported by the licensees.

Sales of Products: Revenue from sales of products to licensees is recognized when the title passes to the licensee and when the products are shipped.

Interest income is recognized as earned.

Research and Development and Related Investment Tax Credits
Research and development expenditures include related salaries, subcontractor fees, product development expenses including patent costs, clinical trials costs and an allocation of administrative expenses and corporate costs specifically attributable to research and development. Research and development excludes any costs associated with the acquisition of capital assets and acquired technology. Research and development expenditures are charged to expenses as incurred unless management believes a development cost meets the generally accepted criteria for deferral. All development costs incurred to date have been expensed. Reimbursements for specific expenditures received through collaborative funding have been applied against research and development expenses.

Investment tax credits earned as a result of incurring qualified scientific research and experimental development expenses are recorded when the amounts are readily determinable. The amounts are recorded as follows:

• For capital assets - as a reduction of the cost of the related asset; and
• For operating expenses - as a recovery within the consolidated statements of loss and deficit.

Stock-Based Compensation
The Company has two stock-based compensation plans for employees, directors and consultants. Certain of the stock options granted vest over a fixed term and others vest based on performance upon the achievement of certain measurable milestones.

Canadian GAAP requires that options issued to employees be accounted for using the fair value method of accounting. Non-cash compensation expense for fixed term options is recorded over the term of the vesting period whereas compensation expense for performance options is recorded when it is determined that achievement of the milestone is likely. Unvested performance options are accounted for using the variable method of accounting. Prior to 2003, no compensation expense was recognized for stock options granted to employees. For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to capital stock.

Shares issued to employees under the share purchase plan are accounted for as direct awards of stock and are recognized as an expense in the consolidated statements of loss and deficit.

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Management’s Discussion and Analysis of Financial Condition and Operating Results

Income Taxes
PreMD applies the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided if it is more likely than not that some or all of the future tax assets will not be realized.

Loss per Share
Loss per share has been calculated on the basis of net loss for the year divided by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The inclusion of the Company’s stock options, the conversion feature of the convertible debentures and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share. Therefore, stock options and warrants have been excluded from the calculation of diluted loss per share. Consequently, there is no difference between basic loss per share and diluted loss per share.

ECONOMIC DEPENDENCE AND CONCENTRATION OF CREDIT RISK

Revenues earned by the Company in fiscal years 2004 to 2006 were from one customer. These revenues were pursuant to a license agreement that was terminated on December 28, 2006. All amounts due to the Company from this customer had been collected prior to the year end. As at December 31, 2005, substantially all the accounts receivable were due from this customer.

DISCLOSURE CONTROLS AND PROCEDURES

Our corporate disclosure policy outlines our approach to the determination and dissemination of material information and the circumstances under which confidentiality of information will be maintained. The policy extends to the conduct of directors, officers, spokespersons and other employees and agents of the Company and all methods that the Company uses to communicate to the public.

Certification
The Chief Executive Officer and Chief Financial Officer of the Company must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures (or caused such disclosure controls and procedures to be designed under their supervision) to provide reasonable assurance that material information with respect to PreMD, including its consolidated subsidiaries, is made known to them by others within PreMD and that they have evaluated the effectiveness of PreMD’s disclosure controls and procedures as of the end of the period covered by these annual filings. Disclosure controls and procedures ensure that information required to be disclosed by PreMD in the reports that it files or submits under provincial securities legislation is recorded, processed, summarized and reported, within the time periods required. PreMD has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of PreMD’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 and in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and have concluded that, as of December 31, 2006, our disclosure controls and procedures are effective and provide reasonable assurance that material information relating to the Company is reported to them in a timely manner and that such information is disclosed within the time periods specified under the applicable legislation.

16 PREMD 2006 ANNUAL REPORT

As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must also certify that they are responsible for establishing and maintaining internal control over financial reporting for PreMD and have designed such internal control over financial reporting (or caused such internal control over financial reporting to be designed under their supervision). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of PreMD’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements.

The Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the Company has designed such internal control over financial reporting (as defined in Multilateral Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

OPERATING RESULTS

Annual Financial Information
The following selected financial information has been derived from the audited consolidated financial statements of PreMD as at and for the years ended December 31, 2006, 2005 and 2004.

Operating results	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Product sales	$6,513	$425,730	$183,258
License revenue	3,328,827	1,153,308	302,080
Total expenses	9,712,856	6,512,146	6,192,649
Investment tax credits	200,000	198,923	205,000
Interest income	265,369	173,130	123,626
Net loss	$5,948,971	$4,989,705	$5,568,899
Net loss per share: basic and diluted	$0.27	$0.23	$0.26

Financial position	December 31, 2006	December 31, 2005	December 31, 2004

Total assets	$5,279,500	$11,293,190	$6,996,079
Long-term debt	6,350,680	5,893,340	Nil
Shareholders’ equity (deficiency)
Total shareholders’ equity (deficiency)	$(2,967,542)	$1,844,297	$2,496,842
Cash dividends declared per share	Nil	Nil	Nil

As at the date of this Management’s Discussion and Analysis of Financial Condition and Operating Results, the total issued and outstanding common shares of the Company is 24,863,655.

17 PREMD 2006 ANNUAL REPORT

Management’s Discussion and Analysis of Financial Condition and Operating Results

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH 2005

Net Loss
The consolidated loss for the year ended December 31, 2006 was $5,948,000 or $(0.27) per share compared with a loss of $4,990,000 or $(0.23) per share for the year ended December 31, 2005, an increase of $958,000. Sales and license revenue increased by $1,756,000 but was offset by an increase in interest and imputed interest on convertible debentures of $1,013,000, an increase in research and development expenses of $1,654,000 and a litigation settlement of $175,000.

Revenue
Product sales of PREVU* Skin Cholesterol tests to our licensee amounted to $7,000 in 2006 compared with $426,000 in 2005. Throughout 2006, numerous pilot programs were conducted by the Company’s licensee, particularly in the retail pharmacy setting, utilizing inventory that had been purchased from the Company in 2005.

License revenue was $3,329,000 in 2006 compared to $1,153,000 in 2005, an increase of $2,176,000. Milestone revenues earned and received from our licensee were recorded as license revenue and amounted to $500,000 in 2006 compared with $638,000 in 2005. In addition, minimum sales levels in the agreements provided additional license revenue of $220,000 and $194,000 in 2006 and 2005, respectively. The up-front cash payments from both the worldwide agreement and the original Canadian agreement of $3,000,000 and $100,000, respectively, had previously been deferred and were being recognized into income on a straight-line basis over the relative terms of the agreements (10 and 15 years, respectively). Upon termination of the agreements on December 28, 2006, the balance of the deferred revenues, representing the unamortized portion of the upfront payments received from the licensee, was recognized as license revenue. Thus, the amount of the upfront payments recognized in 2006 amounted to $2,609,000 compared with the amortized amount of $307,000 in 2005.

Cost of Product Sales and Gross Profit
Cost of product sales exceeded sales for 2006 by $30,000, compared to $3,000 in 2005. The loss resulted from inventory obsolescence and development costs for label and software changes to inventory.

Research and Development
Research and development expenses for the year increased by $1,654,000 to $4,774,000 from $3,120,000 in 2005.

The variance for the year reflects:

•
An increase of $1,673,000 in spending on clinical trials for skin cholesterol and cancer to $2,571,000 from $898,000 in 2005. This increase is related to acceleration and completion of several large trials for skin cholesterol to lead to additional regulatory submissions and advancement of the lung cancer trial (the “I-ELCAP” study). PreMD currently has five clinical trials ongoing, compared with 15 in 2005;

• An increase of $77,000 in product liability insurance due to the significant increase in patients tested;
•	A decrease of $173,000 in subcontract research as the development of a second-generation color reader for the skin cholesterol test was completed;
•	A decrease in compensation of $41,000, reflecting lower incentive payments for the year for performance milestones and a personnel vacancy; and
• Minor changes in other development costs during the period.

18 PREMD 2006 ANNUAL REPORT

In August 2004, PreMD learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office (“U.S. PTO”) for failure to pay maintenance fees. The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents. PreMD filed a petition with the U.S. PTO for reinstatement of the patents. After several appeals, the U.S. PTO denied PreMD’s request for reinstatement. The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees. PreMD has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid. The claim for damages was outstanding at December 31, 2006.

General and Administration Expenses
General and administration expenses amounted to $3,025,000 compared with $2,691,000 in 2005, an increase of $334,000.

The increase for the year reflects:

•
An increase of $435,000 in professional expenses which included approximately $330,000 in legal fees relating to litigation regarding the ColorectAlert™ License Agreement. The litigation was settled in January 2007;

•	A payment of $175,000 upon completion of an amendment to the ColorectAlert™ License Agreement on January 5, 2007 (see note 8[b][i] to the consolidated financial statements);
•	An increase in market research expenses of $46,000 and in travel of $58,000 relating to business development opportunities;
•	A reduction of $44,000 in expenses (from $44,000 to nil) relating to a prior year’s unsolicited offer to acquire the shares of another company;
•	A reduction in compensation of $105,000 reflecting lower incentive payments for 2006 for performance milestones and a personnel vacancy;
• A reduction in investor relations expenses and annual report costs of $99,000 and $40,000, respectively; and
•	A reduction of $38,000 in stock-based compensation for options for administrative personnel and consultants resulting in a non-cash expense of $384,000 compared with $422,000 in 2005.

Interest on Convertible Debentures
Interest on convertible debentures (issued on August 30, 2005) amounted to $678,000 in 2006 compared to $228,000 in 2005. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. In 2006, $281,000 of the interest expense was paid in stock, rather than cash, compared with nil in 2005. Imputed interest of $820,000 (compared with $256,000 in 2005) represents the expense related to the accretion of the liability component at an effective interest rate of 12.75%.

Amortization
Amortization expenses for equipment and acquired technology for 2006 amounted to $180,000 compared with $210,000 in 2005. Leasehold improvements in the research facilities and purchases of equipment to support administration, clinical trials and manufacturing amounted to $25,000 in 2006 and $130,000 in 2005. In addition, the PREVU* trademark was purchased from the former licensee of the skin cholesterol technology for $150,000. Amortization of deferred financing fees amounted to $139,000 for 2006 compared to $43,000 in 2005. The financing fees are amortized over the four-year life of the convertible debentures.

19 PREMD 2006 ANNUAL REPORT

Management’s Discussion and Analysis of Financial Condition and Operating Results

Investment Tax Credits
Recoveries of provincial scientific investment tax credits (“ITCs”) amounted to $200,000 for 2006 compared with $199,000 in 2005.

Interest Income
Interest income amounted to $265,000 for 2006, compared with $173,000 for 2005. The increase resulted from the investment of the proceeds on the convertible debentures in August 2005.

U.S. GAAP
For purposes of U.S. GAAP, the consolidated loss for 2006 was $5,887,000 compared with $4,904,000 (as restated) in 2005.

Other
Accounts receivable as at December 31, 2006 amounted to $11,000 compared to $882,000 as at December 31, 2005. The 2005 amount includes license revenues billed to the licensee, whereas there were no amounts outstanding from the licensee as at December 31, 2006.

The increase in prepaid expenses and other receivables of $254,000 includes a deposit of $370,000 made to a contract manufacturer against future production of a new color reader for the skin cholesterol test.

The financing fees related to the convertible debentures are pro-rated between the debt and the fair value of the equity and warrant features. The debt portion is deferred and amortized over the term of the debenture. Additional costs of $51,000 related to the 2005 issue of convertible debentures were incurred in 2006. Upon conversion of a portion of the convertible debentures in 2006, the unamortized portion transferred to capital stock amounted to $22,000. The unamortized balance at December 31, 2006 amounted to $348,000 compared with $478,000 for the prior year.

Accounts payable at December 31, 2006 amounted to $964,000, compared with $291,000 at December 31, 2005. The 2006 amount includes $316,000 for clinical trial expenses and $344,000 for legal fees. The increase of $277,000 in accrued liabilities for 2006 includes $175,000 related to the settlement of litigation on a cancer license agreement which was concluded on January 5, 2007.

In August 2005, PreMD issued $9,828,000 (US$8,210,000) of unsecured convertible debentures. During 2006, $475,000 (US$430,000) was converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,000 of the liability, $140,000 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to share capital. Additional financing expenses of $51,000 were incurred in 2006, of which $14,000 was allocated to the equity component of the convertible debentures and $7,000 was allocated to warrants based on their relative fair values.

YEAR ENDED DECEMBER 31, 2005 COMPARED WITH 2004

Net Loss
The consolidated loss for the year ended December 31, 2005 was $4,990,000 or $(0.23) per share compared with a loss of $5,569,000 or $(0.26) per share for the year ended December 31, 2004, a decrease of $579,000. The improvement resulted from an increase in sales and license revenue of $1,094,000 which was partially offset by an increase in interest and imputed interest of $484,000 on the convertible debentures issued on August 30, 2005.

Revenue
Product sales of PREVU* Skin Cholesterol tests to our licensee, McNeil Consumer Healthcare, amounted to $426,000 in 2005 compared with $183,000 in 2004.

20 PREMD 2006 ANNUAL REPORT

In 2004, we completed a worldwide licensing agreement with McNeil to sell our cardiovascular products under the brand name PREVU* Skin Cholesterol Test. The up-front cash payments from both the worldwide agreement and the original Canadian agreement of $3,000,000 and $100,000, respectively, were deferred and recognized into income on a straight-line basis over the relative terms of the agreements (10 and 15 years, respectively). Thus, the amounts being recognized into income for 2005 and 2004 were $307,000 and $182,000, respectively. Furthermore, minimum sales levels in the agreement provided additional license revenue of $194,000 and $120,000 in 2005 and 2004, respectively. Revenues received upon achievement of milestones amounted to a further $638,000 in license revenue for 2005 compared with nil in 2004. Total license revenue amounted to $1,153,000 for 2005 compared with $302,000 in 2004.

Cost of Product Sales and Gross Profit
Cost of product sales exceeded sales for 2005 by $3,000, compared to $7,000 in 2004. The loss resulted from development costs for label and software changes to inventory.

Research and Development
Research and development expenditures for the year increased by $507,000 to $3,120,000 from $2,613,000 in 2004.

The variance for 2005 reflects:

•
A $410,000 increase in spending on clinical trials for skin cholesterol and cancer to $898,000 from $488,000 in 2004. This increase was related to additional trials for skin cholesterol to lead to additional regulatory approvals, a new trial for breast cancer and continuation of the lung cancer trial (the “I-ELCAP” study);

•
Increased legal fees on intellectual property, which amounted to $331,000 compared with $292,000 in fiscal 2004. These costs included $189,000 in 2005 ($96,000 in 2004) relating to the petition for reinstatement of two U.S. patents for skin cholesterol that had been deemed abandoned;

•
An increase of $135,000 in subcontract research to $451,000 in support of the development of a second-generation color reader for the skin cholesterol test. This was partially offset by a decrease in product development expenditures for supplies of $55,000;

•
An increase in stock-based compensation expense of $23,000 resulting in non-cash expenses for research personnel of $147,000 in 2005 compared with $124,000 for 2004, reflecting the amortization of the 2003 and 2004 grants as well as the 2005 grants;

• A decrease in compensation of $53,000 reflecting lower incentive payments for the year for performance milestones; and
• Minor changes in other development costs during the period.

General and Administration Expenses
General and administration expenses amounted to $2,691,000 compared with $3,347,000 in 2004, a decrease of $656,000.

The decrease for 2005 reflects:

•	A reduction of $434,000 in professional expenses resulting from the non-recurring expenditure of $478,000 in 2004 for the unsolicited offer to acquire the shares of IBEX Technologies Inc. (“IBEX”).
•
A reduction of $54,000 in stock-based compensation for options for administrative personnel and consultants which resulted in a non-cash expense of $422,000 compared with $476,000 in 2004. The 2004 amount included $95,000 as the fair value of the cashless exercise of options by an officer of PreMD.

•	A reduction in investor relations expenses by $61,000 following the completion of some consulting contracts during 2005.
• A reduction in compensation of $38,000, reflecting lower incentive payments in 2005 for performance milestones.
• A reduction of $45,000 in travel expenses as a result of fewer international business development meetings.

21 PREMD 2006 ANNUAL REPORT

Management’s Discussion and Analysis of Financial Condition and Operating Results

Interest on Convertible Debentures
Interest on convertible debentures (issued on August 30, 2005) amounted to $228,000 in 2005 compared to nil in 2004. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. Imputed interest of $256,000 (compared to nil in 2004) represents the expense related to the accretion of the liability component at an effective interest rate of 12.75%.

Amortization
Amortization expenses for equipment and acquired technology for 2005 amounted to $210,000 compared with $224,000 in 2004. The amortization of production molds amounted to $3,000 in 2005 (2004 - $7,000) and was recorded as a cost of inventory. Purchases of equipment to support administration, clinical trials and manufacturing amounted to $130,000 in 2005 and $165,000 in 2004. Amortization of deferred financing fees amounted to $43,000 for 2005 compared to nil in 2004. The financing fees are amortized over the four-year life of the convertible debentures.

Investment Tax Credits
Recoveries of provincial scientific investment tax credits (“ITCs”) amounted to $199,000 for 2005 compared with $205,000 in 2004.

Interest Income
Interest income amounted to $173,000 for 2005, compared with $124,000 for 2004. The increase resulted from the investment of the proceeds on the convertible debentures in August 2005.

U.S. GAAP
For purposes of U.S. GAAP, the consolidated loss for 2005 was $4,904,000 (as restated) compared with $5,478,000 in 2004.

Other
The increase in accounts receivable as at December 31, 2005 reflects the milestone revenues receivable from our licensee, referred to above under “Revenue”.

The financing fees related to the convertible debenture are pro-rated between the debt and the fair value of the equity and warrant features. The debt portion is deferred and amortized over the term of the debenture. The unamortized portion amounted to $478,000 at December 31, 2005.

There was a significant decrease of $730,000 in accounts payable in 2005 compared with 2004. The 2004 amount included an amount for the purchase of inventory of approximately $340,000 and most of the expenses related to the IBEX offer.

In August 2005, PreMD issued $9,828,000 (US$8,210,000) unsecured convertible debentures. As explained in note 5 to the consolidated financial statements, $5,893,000 was recorded as a liability, $1,178,000 as warrants and $2,393,000 as an equity instrument.

22 PREMD 2006 ANNUAL REPORT

CONTRACTUAL OBLIGATIONS

As at December 31, 2006, PreMD had certain contractual obligations and commitments related to ongoing clinical trials and research agreements as follows:

	Total	Less than 1 year	1-2 years		2-3 years

Clinical trials	$305,000	$305,000	$	Nil	$	Nil
Consulting agreement	87,000	87,000		Nil		Nil
Operating leases	293,000	139,000		135,000		19,000
Total	$685,000	$531,000		$135,000		$19,000

Certain other obligations, totaling up to $225,000, are only payable upon the achievement of specific events.

The balance outstanding of $9,067,000 (US$7,780,000) for the convertible debentures that were issued on August 30, 2005 is payable in U.S. dollars and is due in August 2009.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2006, PreMD had cash, cash equivalents and short-term investments totaling $3,276,000 ($8,679,000 as at December 31, 2005). We invest our funds in short-term financial instruments and marketable securities. Cash used in operating activities during the year amounted to $5,079,000 compared with $5,308,000 in 2005.

On August 30, 2005, the Company issued $9,828,000 (US$8,210,000) unsecured convertible debentures, maturing on August 30, 2009, for net proceeds of $8,966,000 after deducting issue fees and expenses of $862,000. Additional expenses of $51,000 were incurred in 2006. The issue costs attributable to the liability component were deferred and will be amortized over the life of the debt. The issue costs attributable to the equity component of the convertible debentures and the warrants were deducted from the respective balances.

Effective December 28, 2006, the agreements with McNeil Consumer Healthcare to market and distribute the PREVU* skin cholesterol tests were terminated. The Company is pursuing several opportunities to continue the commercialization of these tests, including direct sales in certain markets, licensing the marketing rights to other multinational healthcare companies and negotiating distribution agreements in specific territories.

On March 28, 2007, the Company issued, by way of private placement, 2,917,268 common shares and 1,458,634 common share purchase warrants for gross proceeds of approximately $3.9 million. Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share.

To date, we have financed our activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of provincial ITCs. Management believes that, based on historical cash expenditures and the current expectation of future revenues from product sales, royalties and license revenues, our existing cash resources, together with the proceeds of the private placement subsequent to the year end (see note 12 to the consolidated financial statements) and the ITC receivable of $200,000, will be sufficient to meet our current operating and capital requirements through at least 2008.

However, our future capital requirements will depend on many factors, including our ability to negotiate new licensing and/or sales distribution agreements to market our PREVU* Skin Cholesterol tests, continued progress in our product development and clinical programs, time and expense associated with regulatory filings, prosecution and enforcement of our patent claims, and costs associated with obtaining regulatory approvals. In the immediate term, until we obtain additional regulatory approvals for PREVU* and conclude new relationships for sales and marketing of PREVU*, revenue growth is expected to be slow.

23 PREMD 2006 ANNUAL REPORT

Management’s Discussion and Analysis of Financial Condition and Operating Results

RESEARCH AND DEVELOPMENT

In 2006, we spent $4,774,000 on PreMD-sponsored research and development activities, compared with $3,120,000 and $2,613,000 in 2005 and 2004, respectively. Below is a summary of our products and the related stages of development for each product in clinical development. The summary contains forward-looking statements regarding timing of completion of product development phases. The actual timing of completion of those phases could differ materially from the estimates produced in the table.

Coronary Artery Disease (“CAD”) Risk Assessment Technology

Product	Description	Phase of development	2006 expenses	Next phase for 2007
PREVU* POC Skin Cholesterol Test	Point-of-care skin cholesterol test that provides information about an individual’s risk of coronary artery disease	Regulatory clearance in Canada, U.S. and Europe		Analysis of clinical trials for additional regulatory claims; prepare for new regulatory submission; commercial sales
PREVU* LT Skin Cholesterol Test	Lab-processed skin test	Completed insurance clinical trial; submitted to FDA		FDA clearance; commercial launch in select markets
PREVU* PT Skin Cholesterol Test	Semi-quantitative consumer-oriented test	Prototype development		Complete development and initiate pilot clinical trial
Total expenditures on skin cholesterol:			$ 3,103,000

Cancer

Product	Description	Phase of development	2006 expenses	Next phase for 2007
ColorectAlert™ and Colopath™	Mucus test for detection of colorectal cancer	2,500 patients tested in clinical trials	$ 275,000	Analyze interim data; if positive, discuss partnering opportunities and add additional clinical trials for regulatory clearance
LungAlert™	Sputum test for detection of lung cancer	2,500 patients tested in clinical trials	$ 659,000	Analyze interim data; if positive, discuss partnering opportunities; publish/present scientific papers; expand clinical trials for regulatory clearance
Breast cancer test	Nipple aspirate test for detection of breast cancer	Pilot clinical trial in progress	$ 79,000	Complete pivotal clinical study and, if data positive, initiate clinical trial

24 PREMD 2006 ANNUAL REPORT

RISKS AND UNCERTAINTIES

The forward-looking statements contained in this report are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should carefully consider the risks and uncertainties described below. This list of risks and uncertainties below is not exhaustive. Furthermore, additional risks and uncertainties not presently known to PreMD or that PreMD believes to be immaterial may also adversely affect PreMD’s business.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and the significant degree of risk involved in research, development and marketing. Accordingly, investments in biotechnology companies should be regarded as speculative.

Interest Rate and Foreign Exchange Risk
PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations. PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services.

Changes in foreign exchange could also affect our ability to repay the convertible debentures since they are repayable in U.S. dollars on maturity in August 2009.

Volatility of Trading Market for PreMD’s Common Shares
The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning PreMD, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments.

In addition, stock markets, in general, and the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of PreMD’s common shares.

Other Risks
Additionally, as a company in the early stages of commercialization, there are several risks related to operations, technology access and acceptance, and product performance that have the potential to materially adversely affect PreMD’s long-term prospects. While management is optimistic about PreMD’s future, the following risks and uncertainties, without limitation, should be considered in evaluating the Company:

•	PreMD has no experience in marketing products. If we cannot successfully market and cause acceptance of our products, we will be unable to execute PreMD’s business plan.
•
If PreMD is unable to generate significant revenue and become profitable in the near future, our business will fail. We anticipate partnering the sales and marketing rights for the PREVU* Skin Cholesterol tests in 2007 for certain markets and may service other markets directly.

•	If we cannot obtain additional financing required to support business growth, we will be unable to fund PreMD’s continuing operations in the future.
•
We will need to generate cash to pay the principal on the convertible debentures when they mature in 2009. Any conversion of the debentures, exercise of the warrants, or issuance of common shares to pay interest, when permitted, would dilute the interests of our current shareholders.

25 PREMD 2006 ANNUAL REPORT

Management’s Discussion and Analysis of Financial Condition and Operating Results

•
PreMD’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies. The protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates. In addition, our petition to reinstate two of our U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents.

•
We rely on third parties to manufacture some of our products, and any delay, volume constraints or mistakes on the part of such manufacturers could result in cancelled orders and a loss of revenue for PreMD.

•	PreMD faces potential risks of product liability, which could divert funding from ongoing operations and harm operating results.
•	If we are unable to acquire future technology necessary for our products, PreMD may be unable to commercialize new products.
• The loss of any key employee could impair our ability to execute PreMD’s business plan.
• Intense competition in the diagnostics industry could harm PreMD’s ability to license and develop products.
•	Any inability by PreMD to develop products and comply with government regulations may hinder or prevent the development and sale of PreMD’s products.
• Rising health care costs could impair PreMD’s ability to commercialize its products.
•	We do not anticipate paying dividends on our common shares, which may affect investors who require a certain amount of liquidity on their investment.

A detailed discussion of risks and uncertainties is contained in our Annual Information Form for the fiscal year ended December 31, 2006, which is filed with the Ontario Securities Commission (“OSC”) and is available at www.sedar.com, and in PreMD’s reports and documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), available at www.sec.gov. Except as required by law, PreMD is not under any obligation, and expressly disclaims any obligation, to update forward-looking statements. You should carefully consider the factors set forth in these other reports or documents that PreMD files with the OSC and the SEC.

26 PREMD 2006 ANNUAL REPORT

QUARTERLY FINANCIAL INFORMATION

The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

	2006					2005
	Q4		Q3	Q2	Q1	Q4	Q3	Q2	Q1

Product sales	$	Nil	$1,381	$5,015	$117	$40,768	$39,902	$332,701	$12,359
License revenue		2,555,157	576,995	79,624	77,051	918,804	79,698	78,081	76,725
Investment tax credits		25,000	45,000	70,000	60,000	31,000	70,000	47,923	50,000
Interest income		52,391	56,049	70,394	86,535	85,781	36,076	22,383	28,890
Net loss		$339,602	$1,120,175	$2,115,432	$2,373,762	$788,825	$1,443,941	$1,455,027	$1,301,912
Net loss per share(1): basic and diluted		$0.01	$0.05	$0.10	$0.11	$0.04	$0.07	$0.07	$0.06

(1)   Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the year ended December 31, 2006 was 21,663,698.

Q4 2006 COMPARED WITH Q4 2005

The net loss for the three months ended December 31, 2006 was $340,000 ($0.01 per share) compared with $789,000 ($0.04 per share) for the three months ended December 31, 2005, a reduction of $449,000.

Three significant factors in Q4 2006 contributed to this improvement. First, license revenue increased by $1,637,000. Upon termination of the license agreements on December 28, 2006, the balance of the unamortized up-front license fees was recognized as license revenue. Second, this revenue was partially offset by an increase of $429,000 in professional fees, primarily related to the litigation on a cancer license agreement. The litigation was subsequently settled on January 5, 2007 and included payments on settlement of $175,000. Third, changes in foreign exchange rates caused a non-cash loss of $308,000, primarily related to the valuation of the convertible debentures which are repayable in U.S. funds.

SUBSEQUENT EVENT

On March 28, 2007, the Company issued, by way of private placement, 2,917,268 common shares and 1,458,634 common share purchase warrants for gross proceeds of approximately $3.9 million. Each common share purchase warrant expires in March 2010 and entitles the holder to acquire one common share at a price of $1.66 per share.

Toronto, Canada
March 30, 2007

27 PREMD 2006 ANNUAL REPORT